MONTHLY REPORT - SEPTEMBER, 2005
                                 Global Macro Trust
              The net asset value of a unit as of September 30, 2005
                 was $  950.27, up  5.3% from   $ 902.05 per unit
                               as of August 31, 2005.

                                      Managing         Unit
                                       Owner         Holders           Total
Net Asset Value (421,749.859      $   4,196,566     376,242,666     380,439,232
   units) at August 31, 2005
Addition of 5,516.355 units on                0       4,976,012       4,976,012
   September 1, 2005
Redemption of 7,493.913 units on             (0)     (7,121,241)     (7,121,241)
   September 30, 2005
Net Income (Loss) - September,          248,629      20,444,175      20,692,804
   2005
                                    -----------  --------------  --------------
Net Asset Value at September 30,  $   4,445,195     394,541,612     398,986,807
2005
                                    ===========  ==============  ==============
Net Asset Value per Unit at
September 30, 2005 (419,868.557
units inclusive of 96.256
additional units.)                               $       950.27


                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $ 12,506,246       1,554,372

      Change in unrealized gain (loss) on open        9,895,641      10,920,509
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                          (112,883)       (429,827)


   Interest income                                    1,010,395       7,798,927

   Foreign exchange gain (loss) on margin              (175,274)       (500,742)
      deposits

Total: Income                                        23,124,125      19,343,239

Expenses:
   Brokerage commissions                              2,290,861      19,760,012

   20.0% New Trading Profit Share                             0               0

   Administrative expense                               140,460       1,155,084


Total: Expenses                                       2,431,321      20,915,096

Net Income (Loss) - September, 2005                $ 20,692,804      (1,571,857)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust




                              Millburn Ridgefield Corporation
                                   411 West Putnam Avenue
                                Greenwich, Connecticut 06830
                                        203-625-7554


                                     October 12, 2005

Dear Investor:

Global Macro Trust ("GMT") was up 5.35% for September. Year-to-date the Trust is down 0.48%.

In September, stock index, currency and metals trading were profitable. Interest rate trading was unprofitable and energy and agricultural commodity trading resulted in small losses.

The Trust has long positions in all stock index futures in the portfolio. The U.S. indices - Dow Jones, S&P 500, Russell 2000 and NASDAQ 100 - eased marginally in September resulting in a minuscule gain. However, the non-U.S. markets advanced, and significant gains were generated trading the indices of Australia, South Africa, Hong Kong, Japan, Germany, France, Spain and Great Britain. Taiwan was flat. Managed futures are often thought of as a good diversification in falling stock markets, but September illustrates that the strategy can also offer diversification benefits in rising stock markets by exploiting opportunities in non-U.S. markets which may be lightly represented in many portfolios.

Short, medium and long-term interest rates rose globally in September. The Trust was positioned for rising short-term U.S. interest rates, and short positions in 2-year Treasuries and short-term eurodollar deposits were profitable, but long positions in Canadian, German and British short-term rates, and Australian, Canadian, German, British, U.S. and Japanese bonds and/or notes were unprofitable.

In the currency sector, trading versus the dollar and non-dollar cross rate trading were both profitable. The dollar rallied against European and Asian currencies, and long dollar positions versus the euro, pound, Swiss franc, Swedish kroner, yen and Singapore dollar were profitable. Long Canadian and Australian dollar and Brazilian real positions were also profitable. Small losses were sustained on long Norwegian krone and Polish zloty positions. In non-dollar trading, long positions in the Australian and Canadian dollars and pound versus the yen, and long positions in the Canadian dollar, pound and Polish zloty versus the euro were profitable. A long euro/short Swiss franc position was also profitable.

All eight trading systems used in each energy market were long in September. Prices swung widely, and a small gain in natural gas was narrowly outweighed by small losses in Brent and WTI crude oil, heating and gas oil and unleaded gasoline. The gains and losses were small because the size of our energy positions is influenced by volatility which is extremely high, thereby resulting in relatively small positions. These volatility adjustments coupled with the portfolio's other diverse holdings should make the Trust less vulnerable to a sudden reversal in energy prices.

In the metals, long positions in gold, silver, platinum copper and zinc, and a short position in tin were profitable. A long position in lead, and short positions in nickel and aluminum were unprofitable.

In the agricultural commodity sector, small losses in grains and meats outweighed a small profit in tropical "softs".


Very truly yours,


                              Millburn Ridgefield Corporation
                               Harvey Beker, co-Chairman
                               George E. Crapple, co-Chairman